Exhibit 99.1

SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ Global Market):	AXCA

DATE:	January 21, 2008
Press release for immediate distribution

AXCAN PHARMA ANNOUNCES TOPLINE FINANCIAL INFORMATION FOR Q1 2008

MONT-SAINT-HILAIRE, QUEBEC — Axcan Pharma Inc. (“Axcan” or the “Company”) (NASDAQ: AXCA - TSX: AXP) today announced that in light of the previously-announced pending acquisition of Axcan by an affiliate of TPG Capital, the Company wishes to disclose currently available financial information for its first quarter of fiscal 2008. Axcan’s revenue for the three-month period ended December 31, 2007, was approximately US$93 million, compared to revenue of US$78.8 million for the three-month period ended December 31, 2006.

ABOUT AXCAN PHARMA

Axcan is a leading multinational specialty pharmaceutical company focused on gastroenterology. The Company develops and markets a broad line of prescription products to treat a range of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to pancreatic insufficiency. Axcan’s products are marketed by its own specialized sales forces in North America and Europe and through commercial collaborations in many markets around the world. Its common shares are listed on the NASDAQ Global Market under the symbol “AXCA” and on the Toronto Stock Exchange under the symbol “AXP”.

“Safe Harbor” statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events.  To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.”  Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company’s filings with the Securities and Exchange and the Canadian Securities regulators. The Company cautions that the foregoing list of factors that may affect future results is not exhaustive. Axcan undertakes no obligation to update or revise any forward-looking statement, unless obligated to do so pursuant to applicable securities laws and regulations.

The names AXCAN and AXCAN PHARMA appearing in this press release are trademarks or registered trademarks of Axcan Pharma Inc. and its subsidiaries.

INFORMATION:	Isabelle Adjahi
Senior Director, Investor Relations and Communications
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com